FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Martin Marietta’s Proposal is Compelling

– Provides Significantly More Value and Less Risk than Vulcan on a Standalone Basis

Note: Throughout the presentation, “X” is used to identify matters which Martin Marietta believes represent flaws in Vulcan’s analysis in defense of its rejection of the Martin Marietta proposal.

Note: See “Cautionary Note Regarding Forward-Looking Statements” at the end of this presentation.

M A R T I N M A R I E T T A M A T E R I A L S

Our Proposal Provides Vulcan's Shareholders with Significant Value and Less Risk

- **Our proposal is a stock-for-stock merger, not a cash acquisition**
  - results in Vulcan shareholders owning ~58% of the combined company
- **Our proposal creates significant value for Vulcan shareholders, including:**
  - $1.4B share of incremental value ($10.43/share) – which is more than 450% of what was promised under Vulcan's announced cost-savings plan
  - meaningful dividend restoration (20x improvement over the current Vulcan dividend)
  - participation in the eventual cyclical recovery
  - significantly "de-risked" balance sheet (leverage lowered from ~9x to ~4x EBITDA, after synergies)
  - multiple benefits of size, scale, geographic footprint, and best-in-class management

MARTIN MARIETTA MATERIALS 3

Our Proposal Provides Vulcan’s Shareholders with Significant Value and Less Risk (continued)

Our proposal is not opportunistic

our proposed exchange ratio of 0.50 is higher than 2/3 of the

Vulcan / Martin Marietta implied exchange ratios based on market values since current discussions commenced in April 2010 1 Vulcan’s unaffected share price of $33.55 2 reflects the eventual cyclical recovery and expected future performance of Vulcan at 12/9/11, Vulcan traded at ~17x 2012E EBITDA compared to Martin Marietta’s multiple of ~11x 2012E EBITDA and both companies’ 10-year historical multiple of ~10x Martin Marietta had a similar growth profile to Vulcan coming out of the 2001 recession and currently the companies’ respective largest markets are forecasted to grow at similar rates

Note 1: From April 21, 2010 – December 9, 2011. Note 2: As of December 9, 2011.

Source: Company filings, Thomson One

M A R T I N M A R I E T T A M A T E R I A L S

Combination Creates Significantly More Value than Vulcan's Promised Cost-Saving Plan

Total Value

($B)



$9.75B
Synergies
$2.03B
Vulcan
$4.36B
Vulcan
$5.71B
~58% ownership
Martin Marietta
$3.37B
Martin Marietta
$4.04B
~42% ownership
Martin Marietta's unaffected equity value 1
Vulcan's unaffected equity value 1
Capitalized value of synergies 2
Combined equity value

Value Creation to Vulcan Shareholders

($/share)



> 450%
$10.43 per Vulcan share 4
$2.31 per Vulcan share 4
Vulcan standalone 3 assuming $30M total synergies valued at 10x EBITDA
Martin Marietta offer 5 assuming $225M total synergies (midpoint of range) valued at 10x EBITDA less implementation costs

More than 450% of what was promised under Vulcan's announced cost-savings plan

Note 1: As of December 9, 2011.
Note 2: Assumes $225 million (midpoint of range) run-rate synergies at estimated cycle-average EBITDA multiple of 10.0x, less $225 million one-time after-tax costs to achieve. Excludes divestitures.
Note 3: Refers to Vulcan's cost-saving plan announced December 19, 2011. Solely for comparison purposes and despite Martin Marietta's serious reservations regarding the plan's efficacy, Martin Marietta has assumed full realization of the announced synergies from the Vulcan cost-saving plan.
Note 4: Assumes ~130M Vulcan shares for per share calculations.
Note 5: Assumes an exchange ratio of 0.50 Martin Marietta share per Vulcan share representing 15% and 18% premiums to the 10 and 30 day average exchange ratios, respectively, for the period ending December 9, 2011.
Source: Capital IQ, Company filings

MARTIN MARIETTA MATERIALS 5

Martin Marietta Has Significantly Outperformed Vulcan on a Consolidated Basis

Gross Profit (% of Net sales)



25.3%
21.7%
22.6%
17.5%
20.8%
12.5%
19.2%
10.9%
2008
2009
2010
LTM 09/30/11

Adj. SG&A (% of Net sales) [1]



8.1%
9.9%
9.3%
12.6%
8.6%
13.5%
8.3%
12.6%
2008
2009
2010
LTM 09/30/11

Adj. EBIT (% of Net sales) [2]



17.5%
11.9%
13.7%
4.8%
12.4%
(1.3%)
11.3%
(2.8%)
2008
2009
2010
LTM 09/30/11
Martin Marietta
Vulcan

Net Income (% of Net sales)



9.2%
0.1%
5.7%
0.7%
6.2%
(4.3%)
5.2%
(4.0%)
2008
2009
2010
LTM 09/30/11

Confronted with the same downturn in the construction market, Martin Marietta has outperformed Vulcan

Note: Martin Marietta has also generated superior shareholder returns compared to Vulcan, which is reflected not only in return on equity (ROE) but also in stock market return. Over the period from 1/1/2008 - 9/30/2011, Martin Marietta had an average ROE of 8.7% vs. Vulcan's (1.1%). Additionally, for the ten year period ending 12/9/2011, Martin Marietta's total return was 92% vs. Vulcan's (12%) total return.

Note 1: Vulcan's SG&A excludes R&D for comparative purposes. Please see SG&A reconciliation in the appendix.

Note 2: Please see EBIT reconciliation in the appendix.

Source: Company filings, Bloomberg

MARTIN MARIETTA MATERIALS
6

Rhetoric vs. Reality

– The Past is Not Prologue to the Future

Rhetoric vs. Reality

VULCAN’S RHETORIC

THE REALITY

Transaction appropriately values Vulcan and its prospects

“Martin Marietta’s Opportunistic Offer Substantially Undervalues Vulcan”

Martin Marietta’s stock-for-stock offer allows Vulcan shareholders to meaningfully participate in the upside potential of the combination Martin Marietta’s offer is at a premium to Vulcan’s unaffected stock price, which represents a cyclically high valuation reflecting future upside

Both companies operate in the same business cycle Performance is a key driver of stock price and exchange ratios Premium offered to Vulcan shareholders should be compared to all-stock transactions in which the counterparty owns a meaningful portion of the pro forma equity

— not comparable to cash transactions as Vulcan has suggested

M A R T I N M A R I E T T A M A T E R I A L S

Vulcan’s Valuation is at a Cyclical High

Vulcan Share Price vs. Valuation

$150

$100

$50

Vulcan share price

Vulcan TEV / NTM EBITDA

Debt / Adj. EBITDA 1

Housing bubble drove Vulcan’s “peak”

Unaffected multiple: 17.0x

Announcement of Florida Rock

$150

$100

$50

1.4x

1.4x

0.9x

4.0x

5.3x

9.4x

Dec-01

Dec-03

Dec-05

Dec-07

Dec-09

Dec-11

Unaffected price: $33.55

Vulcan Today

Near all-time high EBITDA multiple

Excessive leverage resulting in “junk” debt rating

Nominal dividend

Negative earnings

Historically high SG&A as % of sales

Significant share price underperformance of (87%) and (39%) to Martin Marietta and S&P 500, respectively, over the last 10 years 2

Credit Rating

A1/A+ A1/A+ A1/A+ A3/A- Baa2/BBB Ba2/BB

Vulcan is far worse off today than in the past

Note 1: Please see EBITDA reconciliation in the appendix.

Note 2: Between December 31, 2001 and December 9, 2011, the change in Martin Marietta’s and Vulcan’s stock price was 57% and (30%), respectively, and change in S&P 500 index was 9%. Source: Company filings, IBES consensus from FactSet M A R T I N M A R I E T T A M A T E R I A L S

The Proposed Exchange Ratio is Greater than 2/3 of the Market Exchange Ratios During the Period Since Latest Discussions Commenced

Vulcan / Martin Marietta Exchange Ratio

0.65x

0.60x

0.55x

0.50x

0.45x

0.40x

0.35x

Represents trading dates immediately prior to meetings between Mr. Nye and Mr. James identified in Vulcan’s Schedule 14D-9 filed on December 22, 2011

Apr-10 Aug-10 Dec-10 Apr-11 Aug-11 Dec-11

Note: Exchange ratios implied by share prices from 4/20/2010 through 12/9/2011. Source: FactSet, Company filings

M A R T I N M A R I E T T A M A T E R I A L S

Martin Marietta's Proposal is a Premium to Exchange Ratios Implied by Street Estimates

Wall Street Consensus Estimates

	($M)	Martin Marietta	Vulcan
2011E	Revenue	$1,797	$2,527
	EBITDA	$348	$332
	TEV / EBITDA [1]	12.7x	21.1x
2013E	Revenue	$2,050	$2,879
	EBITDA	$438	$558
	TEV / EBITDA [1]	10.1x	12.6x
2011E - 2013E	% Revenue growth	14%	14%
	% EBITDA growth	26%	68%

Note 1: Based on unaffected share price as of December 9, 2011.
Source: Thomson One; EBITDA estimates taken from Vulcan's "Why Vulcan Has Rejected Martin Marietta's Proposal", January 5, 2012

Analysts' Relative Price Targets [1]

	Price Target			
Analyst	Martin Marietta	Vulcan	Implied Exch. Ratio	Martin Marietta's Offer of 0.50 as a Premium to Implied Exchange Ratio
Citi	$63.00	$27.00	0.429x	16.7%
D.A. Davidson	75.00	32.00	0.427x	17.2%
Goldman Sachs	77.00	29.00	0.377x	32.8%
Jefferies	104.00	49.00	0.471x	6.1%
Morgan Keegan	82.00	36.00	0.439x	13.9%
RBC	79.00	35.00	0.443x	12.9%
Stephens	80.00	38.00	0.475x	5.3%
Susquehanna	68.00	32.00	0.471x	6.3%
Wells Fargo	77.00	32.50	0.422x	18.5%
Median [2]	$78.00	$32.25	0.413x	20.9%
Consensus Median [3]	$79.50	$32.00	0.403x	24.2%

Note: Analysts named publish price targets for both Martin Marietta and Vulcan. Median implied exchange ratio is calculated by dividing Vulcan's median price target by Martin Marietta's median price target.
Note 1: Based on unaffected share price as of December 9, 2011.
Note 2: Median price targets of analysts that publish price targets for both Martin Marietta and Vulcan.
Note 3: Median price targets of all analysts that publish price targets for Martin Marietta and Vulcan.
Source: Wall Street Research, Thomson One

Valuation multiples and stock price reflect the potential margin enhancement that Vulcan relies on in defense of its rejection

MARTIN MARIETTA MATERIALS 11

Vulcan Grossly Mischaracterizes the Attractiveness of the Premium Offer to its Shareholders



- Precedent transactions identified by Vulcan – all cash consideration – are not comparable to Martin Marietta's offer
- In contrast to Vulcan's selected precedents, true comparable transactions have the following characteristics:
  - all-stock consideration
  - significant counterparty pro forma equity ownership (40% - 60%)
- The premium of Martin Marietta's offer is consistent with the median for these true comparable transactions
  - 9.3% 1-day premium vs. 9.4% median for precedent transactions [1]
  - furthermore, the 1-day premium used by Vulcan understates the Martin Marietta offer (15% and 18% to the 10-day and 30-day average exchange ratios)



Premium Offered by Martin Marietta is the Lowest When Compared to Precedent Building Materials Transactions
9.3%
51.2%
42.7%
38.3%
33.1%
29.2%
21.1%
Premium Implied by Martin Marietta Offer at Announcement
Vulcan / Florida Rock Feb-07
CEMEX / RMC Sep-04
CEMEX / Rinker Oct-06
Lafarge / Lafarge North America Feb-06
Holcim / Aggregate Industries Jan-05
Vulcan Materials Company
Shareholder Presentation, January 2012
11

"Comparable deals were all-cash deals"

Note 1: Represents 37 all-stock M&A transactions from 1/1/2001 to 9/30/2011 with North American targets, transaction value between $1B and $10B, and target pro forma ownership between 40% and 60%, as available from Thomson SDC. Please see appendix for list of transactions.

Source: Vulcan's "Why Vulcan Has Rejected Martin Marietta's Proposal", January 5, 2012

MARTIN MARIETTA MATERIALS
12

Rhetoric vs. Reality

VULCAN’S RHETORIC

THE REALITY

“Martin Marietta’s Offer Fails to Compensate Vulcan Shareholders for its Stronger Operating Leverage and Asset Portfolio”

Vulcan has made unrealistic assumptions for the level and timing of the economic recovery

• Achieving prior peak financial performance would require a repeat of the housing bubble

• Timing of a construction recovery is expected to be protracted and remains uncertain

• Vulcan’s shareholders retain ~58% ownership in the combined company

Vulcan’s cash gross profit analysis fails to address the key issue – Vulcan’s substantial underperformance on a bottom line profitability basis

• The companies’ aggregates gross profit and cash flow metrics, as presented by Vulcan, are not comparable 1

Note 1: Not comparable given Martin Marietta’s vertical integration of downstream businesses and long-haul distribution differential. Please refer to Martin Marietta’s 2010 Annual Report Management’s Discussion & Analysis of Financial Condition & Results of Operations, Analysis of Gross Margin and Transportation Exposure.

M A R T I N M A R I E T T A M A T E R I A L S

Achieving Prior Peak Financial Performance Would Require a Repeat of the Housing Bubble

Housing Bubble.

2,273K total housing starts 1

—FL: 266K total housing starts 2

—CA: 191K total housing starts 2

—AZ: 92K total housing starts 2

Current

685K total housing starts 1

—FL: 40K total housing starts 2

—CA: 47K total housing starts 2

—AZ: 11K total housing starts 2

.Future

McGraw-Hill total housing start forecasts 4

2012: 640K total housing starts

2013: 895K total housing starts 2014: 1,295K total housing starts 2015: 1,480K total housing starts

2016: 1,490K total housing starts

Vulcan pro forma peak EBITDA: $1,344M 3

Vulcan 2011E EBITDA: $332M 3

Simply said, hope is not a strategy

Note 1: 2,273K and 685K total housing starts (seasonally adjusted) as of January 2006 and November 2011, respectively; U.S. Census Bureau. Note 2: FL, CA & AZ peak housing starts (2005); current housing starts (2011E); National Association of Home Builders (NAHB).

Note 3: Based on Vulcan’s “Why Vulcan Has Rejected Martin Marietta’s Proposal”, January 5, 2012. Note 4: McGraw-Hill Construction, Construction Market Forecasting Service (CMFS), December 2011.

M A R T I N M A R I E T T A M A T E R I A L S

Vulcan Mischaracterizes its Relative Performance Coming Out of the 2001 Recession

Martin Marietta Showed Strong Recovery as Evidenced by 2002 – 2006 CAGRs

Gross profit

16.1%

14.7%

Operating earnings 1

21.4%

16.6%

Net income

29.9%

29.0%

Martin Marietta

Vulcan

Note 1: Based on reported operating earnings from most recent filings for respective periods. Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S

Vulcan is a Very Different Company Today Compared to When it Came Out of the 2001 Recession

MARTIN MARIETTA

	LTM 12/31/02	LTM 9/30/11	Change
TEV / NTM EBITDA [1]	8.2x	11.4x	3.2x
Leverage [2]	2.4x	3.0x	0.6x
FCF / Total Debt [3]	6.7%	12.2%	5.5%
Net Interest Expense / Adj. EBITDA [4]	14.0%	17.8%	3.7%
EPS [5]	$1.77	$1.78	$0.01
Adj. SG&A as % of Net Sales	8.1%	8.3%	0.2%

VULCAN

	LTM 12/31/02	LTM 9/30/11	Change
TEV / NTM EBITDA [1]	7.9x	17.0x	9.1x
Leverage [2]	1.5x	9.4x	7.9x
FCF / Total Debt [3]	22.3%	3.4%	(19.0%)
Net Interest Expense / Adj. EBITDA [4]	8.1%	69.9%	61.8%
EPS [5]	$1.64	($0.69)	($2.33)
Adj. SG&A as % of Net Sales [6]	8.2%	12.6%	4.5%

Martin Marietta is a much stronger company than Vulcan today

Note 1: 9/30/11 TEV / NTM EBITDA multiple as of December 9, 2011.
Note 2: Leverage defined as Total Debt / LTM Adj. EBITDA. Please see EBITDA reconciliation in the appendix.
Note 3: FCF / Total Debt defined as net cash provided by operating activities less capex divided by total debt. Please see FCF reconciliation in the appendix.
Note 4: Please see EBITDA reconciliation in the appendix.
Note 5: Reported EPS.
Note 6: Vulcan's SG&A excludes R&D for comparative purposes. Please see SG&A reconciliation in the appendix.
Source: Company filings, IBES consensus from FactSet

MARTIN MARIETTA MATERIALS 16

Both Companies Well-Positioned to Benefit from Estimated Long-Term Demographic Growth

M A R T I N M A R I E T T A

2010 – 2020

Top States % of 2010 Estimated

Net Sales Population

Growth

Texas 17% 19.3%

North Carolina 16% 19.6%

Georgia 9% 17.7%

Iowa 8% 3.3%

Florida 5% 22.4%

Top 5 total 1 55% 17.1%

V U L C A N

2010 – 2020

Top States % of 2010 Estimated

Net Sales 2 Population

Growth

California 20% 11.8%

Florida 15% 22.4%

Virginia 11% 10.3%

Georgia 8% 17.7%

Texas 7% 19.3%

Top 5 total 1 61% 15.8%

Note 1: Represents the weighted-average estimated population growth of the top five states weighted by 2010 net sales. Note 2: Vulcan 2010 revenue by state estimated by Jefferies Research.

Source: Martin Marietta 2010 annual report; Jefferies Research (August 2011); Moody’s 2010 – 2020 population projections (December 2011)

M A R T I N M A R I E T T A M A T E R I A L S

Rhetoric vs. Reality

VULCAN’S RHETORIC

THE REALITY

[Graphic Appears Here]

“Martin Marietta’s

Offer Would Not Enhance Shareholder Value”

Vulcan Shareholders Will Receive Key Elements of

Significant Value from Martin Marietta’s the Proposal

Proposed Combination Vulcan Ignored

$2B of synergy value created through $200—$250M X

of expected annual synergies

Impact of regulatory divestitures not expected to be X

material to the transaction

Stronger platform for long-term growth X

Significant upfront premium X

Continued equity ownership of ~58% X

Meaningful dividend restoration (20x improvement) X

Significant reduction in leverage de-risks equity X

investment (~9x to ~4x EBITDA)

Best-of-the-best management with continued focus X

on operational excellence

M A R T I N M A R I E T T A M A T E R I A L S

Vulcan is Underestimating the Synergy Potential in the Combination

Synergy Estimates Based on History and Reasonable Assessment…

Total $200—$250M Achievable Synergies

Incremental

$75 – $100M

Reasonable Assessment 1

• Incremental synergy value available from categories previously disclosed

• Additional cost savings under Martin Marietta’s proven management team

• Vulcan has higher SG&A as a % of net sales than Martin Marietta

Minimum $125 – $150M

History

• Jointly identified by CFOs

• Represents a minimum in Martin Marietta’s view

• Vulcan management unwilling to consider more significant actions to create more meaningful savings

…and are In Line With Our Synergy Expectations Previously Disclosed

Total $200—$250M Achievable Synergies

$50 – $60M

Improved purchasing efficiencies from greater scale

$50 – $60M

Duplicative operating functions

$100 – $130M

Duplicative SG&A functions

Note 1: Includes expectation of realization of synergies within 3 years and application of one-time, after-tax costs equal to run-rate synergies (or 10% of gross capitalized value).

M A R T I N M A R I E T T A M A T E R I A L S

Vulcan Failed to Align its Cost Structure with its Declining Revenue

(6%)

[Graphic Appears Here]

$23M cost savings over 4 years

$50M annual synergies from Florida Rock

(38%)

Net Sales $3,851M $2,378M

Vulcan has only reduced SG&A 6% despite a 38% decline in its revenue, excluding announced synergies associated with the Florida Rock transaction

Note: Data for 2007 is pro forma to include Florida Rock for full year. Note 1: Trailing twelve months ended 9/30/2011.

Source: Vulcan’s “Why Vulcan Has Rejected Martin Marietta’s Proposal”, January 5, 2012

M A R T I N M A R I E T T A M A T E R I A L S

Martin Marietta’s Demonstrated Track Record of Superior Cost Management Will Drive the Realization of Synergies

Annual SG&A as a % of Net Sales 1

2007 – 2011 YTD SG&A as a % of Net Sales 1 Martin Marietta: 8.4% Vulcan: 11.2%

Vulcan: 11.2%

Martin Marietta’s consistent cost discipline is expected to generate significant synergies when applied to Vulcan’s cost structure

Note 1: Vulcan’s SG&A excludes R&D for comparative purposes. Please see SG&A reconciliation in the appendix. Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 21

Notwithstanding Vulcan's "Scare Tactics", Martin Marietta Believes Regulatory Approval Will Not Be an Obstacle

- Aggregates industry acquisitions are routinely approved with divestitures
- Martin Marietta has a history of working successfully with DOJ and is proactively cooperating with DOJ's review
  - HSR second request expected, which is typical in these types of transactions
- Vulcan's presentation is inaccurate
  - maps include assets Martin Marietta no longer owns or leases [1]
  - DOJ does not follow a mechanistic "20-mile" or other radius approach in determining which assets will need to be divested
- Analysts agree with our view that divestitures will be modest and doable [2]
- Numerous buyers have expressed interest in assets that may need to be divested



Based on Vulcan's Experience, Risk of Significant Loss of Value

- In the Florida Rock transaction, the Department of Justice requested data from Vulcan for all acquired quarries, distribution yards and pits within 20, 40, 60, 80 and 100 mile radii of Vulcan's locations
- In a combination of Vulcan and Martin Marietta, using a range of 20, 40 and 60 mile radii from Vulcan's operations, the following are at risk of divestiture*:

LTM Ending 30-Sep-2011				
	Shipments		Cash Gross Profit	
Radius (Miles)	(mm Tons)	% of Total	($ in mm)	% of Total
20	34.5	24%	$176.8	28%
40	55.4	39%	$258.0	41%
60	72.3	51%	$344.4	55%

* Not all sites at such a radius would be required to be divested

Vulcan Materials Company — Shareholder Presentation, January 2012 — 35

"Not all sites at such a radius would be required to be divested"

Note 1: The maps in Vulcan's "Why Vulcan Has Rejected Martin Marietta's Proposal" erroneously identify locations as Martin Marietta's in Kentucky, Louisiana, Mississippi, Missouri and Tennessee.
Note 2: Research reports referenced: KeyBanc (12/13/2011), RBC (12/13/2011), TRG (12/19/2011), Morningstar (12/23/2011), and Longbow (12/29/2011).
Source: Wall Street Research; Vulcan's "Why Vulcan Has Rejected Martin Marietta's Proposal", January 5, 2012

MARTIN MARIETTA MATERIALS 22

Engagement by Vulcan is the Path to Completion

Vulcan’ s Alleged “Litany of Conditions”

Gating Item to Reduced Conditionality

End Result – Ordinary Course Conditions for a Negotiated Transaction

Merger Agreement Condition

US Antitrust Condition

Minimum Tender Condition

MLM Shareholder Approval Condition

Due Diligence Condition

Lawsuits/Investigations Condition

Diminution of Benefits Condition

Regulatory Approvals Condition

New Law/Gov Action Condition

MAE Condition

War Condition

Significant Change in Markets/ Economy Condition

Competing Offer/Third Party Action Condition

Change in Capitalization/Indebtedness/ Constitutive Documents Condition

Engagement by Vulcan with Martin Marietta to Reach a Mutually Acceptable Definitive Transaction Agreement

Regulatory Approvals Condition

MLM and VMC Shareholder Approval Condition (simple majority)

Injunctions Condition

MAE Condition

With the support of Vulcan’s Board, a transaction would be subject only to ordinary course conditions for negotiated transactions, and there is no reason to believe they would not be satisfied

M A R T I N M A R I E T T A M A T E R I A L S 23

Combined Financial Strength Provides Flexibility that Vulcan Does Not Currently Have

9/30/2011 MARTIN 1 VULCAN Combined

($ M) MARIETTA

Debt $1,045 $2,821 $3,867

Net Debt $989 $2,669 $3,658

LTM Adj. EBITDA 2 $350 $301 $851 $901 3

Total Debt/ 3LTM Adj. EBITDA2 3.0x 9.4x 4.5x – 4.3x

Net Debt/ 3 LTM Adj. EBITDA 2 2.8x 8.9x 4.3x 4.1x

Combined Company’s Balance Sheet

Sufficient liquidity

No maintenance based covenants through anticipated asset based lending facility

Minimal near term maturities

Disciplined capital deployment

Note 1: Combined financials exclude fees and expenses associated with the proposed combination.

Note 2: Please see EBITDA reconciliation in the appendix.

Note 3: Assumes annual synergies of $200 $250 million, attributable to cost savings related to SG&A, duplicative operating functions, and purchasing economies of scale. Excludes divestitures. Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 24

This Transaction is Credit-Enhancing to Vulcan Shareholders

Rating Agencies' Reaction to Proposed Transaction

"The positive CreditWatch listing for Vulcan Materials reflects what we view as the proposed combined company's generally enhanced business risk profile and the overall deleveraging effect of the proposed acquisition would have for Vulcan... The business combination is credit-enhancing to Vulcan Materials."

(Standard & Poors, December 13, 2011)

"...the proposed transaction appears to present a modest credit positive for Vulcan's bondholders..."

(Moody's, December 12, 2011)

Market Recognition of Credit-Enhancing Proposal



Vulcan 5-year CDS Spread (bps)
800
700
600
500
400
300
200
100
0
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Pre-Offer [1] Bid: 529
(193bps)
Current [1] Bid: 336

Vulcan Change of Control

No change of control put on Vulcan's $2.8B of bonds unless there is a downgrade in Vulcan's credit rating by **both** rating agencies

Note 1: Pre-offer bid as of December 9, 2011 and current bid as of January 9, 2012.
Source: Capital IQ, Company filings

MARTIN MARIETTA MATERIALS 25

Martin Marietta Has Maintained a Steady Dividend History and Expects to Pay a Meaningful Dividend

Dividend Paid Per Share

MARTIN MARIETTA ($)

1.60 1.60 1.60

1.49

1.24

1.01

0.86

2005 2006 2007 2008 2009 2010 Q4 11E Annualized

VULCAN ($)

1.96

1.84

1.48 1.48

Vulcan recently cut

1.16 its quarterly

1.00 dividend to

$0.01 per share

0.04 1

2005 2006 2007 2008 2009 2010 Q4 11E Annualized

Martin Marietta’s $1.60 per share annual dividend, which translates into $0.80 per Vulcan share based on proposed exchange ratio, is 20x Vulcan’s current level

Note 1: Reflects Vulcan’s October 14, 2011 announcement to cut its quarterly dividend to $0.01. Q4 2011E represents the expected annualized dividend. Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 26

The Real Conclusion

– Ignore the Rhetoric and Focus on the Reality

M A R T I N M A R I E T T A M A T E R I A L S 27

The Bottom Line: Vulcan's Defense of its Rejection of Martin Marietta's Proposed Business Combination is Fundamentally Flawed

Vulcan…

…overstates	– Vulcan's fundamental business position – Merits of Vulcan's "too little, too late" organizational simplification plan – Deal conditionality risk – Antitrust risk and resorts to "scare tactics"
…ignores	– Vulcan's underperformance – Real and substantial value attributes of the proposed combination – Vulcan's valuation is at a cyclical high
…understates	– Vulcan's business risk profile, including cash constraints – Martin Marietta's credible value-enhancing cost synergies plan
…inappropriately asserts	– "Blue sky" future as key value proposition supporting Vulcan's standalone plan – "Red herring" non-shareholder constituency protection that is inherently anti-shareholder – Meritless "kitchen sink" illegality claims – "Smokescreen" cash alternative

Vulcan's shareholders deserve the opportunity to participate in this value-enhancing combination

MARTIN MARIETTA MATERIALS 28

The Solution

Vulcan’s Board should promptly commence good faith negotiations in a real effort to reach mutual agreement on a combination with Martin Marietta

M A R T I N M A R I E T T A M A T E R I A L S 29

M A R T I N M A R I E T T A M A T E R I A L S

Appendix

Martin Marietta EBITDA & EBIT Reconciliation

(dollars in millions)	LTM	For the Year Ended December 31,				
	9/30/2011	2010	2009	2008	2007	2002
Net earnings attributable to entity	$ 82.3	$ 97.0	$ 85.5	$ 176.3	$ 262.7	$ 86.3
Add back:						
Interest expense	62.2	68.5	73.5	74.3	60.9	44.0
Income tax expense for controlling interests	22.9	29.3	27.4	77.3	116.6	46.5
Depreciation, depletion and amortization expense	173.7	179.9	177.7	169.8	150.4	137.8
Cumulative effect of accounting changes, net of tax	-	-	-	-	-	11.5
EBITDA	**$ 341.1**	**$ 374.7**	**$ 364.1**	**$ 497.7**	**$ 590.6**	**$ 326.1**
Adjusted for:						
Legal settlement and investment reserve	-	-	11.9	-	-	7.2
Reversal of excess legal reserve	-	(5.0)	-	-	-	-
Nonrecurring reduction in workforce charge	-	-	-	5.4	-	-
Charge for early retirement benefit	2.8	-	-	-	-	-
(Gain) loss on sales of assets	(4.1)	(4.5)	3.0	(12.8)	-	(2.5)
Transaction costs	4.1	1.2	2.2	3.6	-	-
Settlement expense for pension plan	2.8	3.5	-	2.8	0.7	-
Asset write-offs	-	-	-	3.3	-	-
Other nonoperating (income) expense	2.2	0.2	(1.1)	2.0	(7.3)	4.3
Pretax gain on discontinued operations	(0.4)	(0.3)	(0.5)	(10.1)	(3.7)	(21.3)
Income attributable to noncontrolling interests	1.4	1.7	2.8	3.7	0.9	-
Adjusted EBITDA	**$ 349.9**	**$ 371.5**	**$ 382.4**	**$ 495.6**	**$ 581.2**	**$ 313.8**
Less:						
Depreciation, depletion and amortization expense	173.7	179.9	177.7	169.8	150.4	137.8
Adjusted EBIT	**$ 176.2**	**$ 191.6**	**$ 204.7**	**$ 325.8**	**$ 430.8**	**$ 176.0**

Note: Sum of the line items may not equal totals due to rounding.
Source: Company filings

MARTIN MARIETTA MATERIALS 31

Martin Marietta Free Cash Flow Reconciliation

Free cash flow calculated as net cash provided by operating activities less capital expenditures.

(dollars in millions) LTM For the Year Ended December 31,

9/30/2011 2010 2002

Net cash provided by operating activities $ 247.1 $ 269.8 $ 203.6

Capital expenditures (119.4) (135.9) (152.7)

Free cash flow $ 127.7 $ 133.9 $ 50.9

Note: Sum of the line items may not equal totals due to rounding. Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 32

Vulcan EBITDA & EBIT Reconciliation

(dollars in millions)	LTM	For the Year Ended December 31,							
	9/30/2011	2010	2009	2008	2007	2005	2003	2002	2001
Net (loss) earnings	$ (89.9)	$ (96.5)	$ 30.3	$ 0.9	$ 450.9	$ 389.1	$ 195.0	$ 169.9	$ 222.7
Add back:									
Interest expense	210.0	180.7	173.0	169.7	41.6	20.5	49.6	51.3	56.7
Income tax (benefit) expense	(72.6)	(85.7)	(30.1)	70.1	197.2	164.1	81.5	67.2	101.4
Depreciation, depletion and amortization expense	366.6	382.1	394.6	389.1	271.5	222.9	277.1	267.7	278.2
Goodwill impairment	-	-	-	252.7	-	-	-	-	-
Cumulative effect of accounting changes, net of tax	-	-	-	-	-	-	18.8	20.5	-
EBITDA	**414.1**	**380.6**	**567.8**	**882.5**	**961.2**	**796.5**	**622.0**	**576.6**	**659.0**
Adjusted for:									
Legal settlement	-	40.0	-	-	-	-	-	-	-
Recovery for legal settlement	(46.4)	-	-	-	-	-	-	-	-
Legal expense	3.0	3.0	-	-	-	-	-	-	-
Transaction expenses	-	-	-	-	-	-	-	-	-
Gain on sales of assets	(53.9)	(59.3)	(27.1)	(94.2)	(58.7)	(8.3)	(27.8)	(9.1)	(6.8)
Asset writeoffs	-	9.2	8.5	10.5	-	-	-	-	-
Accretion expense for asset retirement obligations	(8.3)	(8.6)	(8.8)	(7.1)	(5.9)	(4.8)	(5.1)	-	-
Other nonoperating (income) expense	1.1	(3.1)	(5.3)	4.4	5.3	(24.4)	(6.4)	(4.9)	(2.3)
Pre-tax (earnings) loss on discontinued operations	(9.1)	(10.0)	(19.5)	4.1	19.3	(83.7)	40.5	74.0	30.1
Income attributable to noncontrolling interests	-	-	-	-	0.2	11.2	(0.7)	(2.5)	(8.5)
Adjusted EBITDA	**$ 300.5**	**$ 351.8**	**$ 515.6**	**$ 800.1**	**$ 921.5**	**$ 686.6**	**$ 622.5**	**$ 634.1**	**$ 671.5**
Less:									
Depreciation, depletion and amortization expense	366.6	382.1	394.6	389.1	271.5	222.9	277.1	267.7	278.2
Adjusted EBIT	**$ (66.1)**	**$ (30.3)**	**$ 121.0**	**$ 411.0**	**$ 650.0**	**$ 463.7**	**$ 345.4**	**$ 366.5**	**$ 393.3**

Note: Sum of the line items may not equal totals due to rounding.
Source: Company filings

MARTIN MARIETTA MATERIALS
33

Vulcan Free Cash Flow Reconciliation

Free cash flow calculated as net cash provided by operating activities less capital expenditures.

(dollars in millions)	LTM	For the Year Ended December 31,	
	9/30/2011	2010	2002
Net cash provided by operating activities	$ 196.6	$ 202.7	$ 458.0
Capital expenditures	(101.6)	(86.3)	(248.8)
Free cash flow	$ 95.1	$ 116.4	$ 209.3

Note: Sum of the line items may not equal totals due to rounding.
Source: Company filings

MARTIN MARIETTA MATERIALS
34

Vulcan SG&A Reconciliation

For the Year Ended December 31, YTD LTM

2010 2009 2008 2007 2002 9/30/2011 9/30/2011

SG&A, as reported $ 327.5 $ 321.6 $ 342.6 $ 289.6 $ 162.7 $ 221.3 $ 301.4

R&D expense, as disclosed in notes to financials 1.6 1.5 1.5 1.6 1.2 1.2 1.6

Adjusted SG&A $ 326.0 $ 320.1 $ 341.0 $ 288.0 $ 161.5 $ 220.1 $ 299.8

Net Sales $ 2,405.9 $ 2,543.7 $ 3,453.1 $ 3,090.1 $ 1,980.6 $ 1,828.7 $ 2,377.6

Adjusted SG&A as Percentage of Net Sales 13.5% 12.6% 9.9% 9.3% 8.2% 12.0% 12.6%

Note: Vulcan does not provide interim disclosures of R&D in quarterly financial statements. Vulcan LTM and YTD 2011 SG&A amounts are based on the annual averages over the last five years. Sum of the line items may not equal totals due to rounding.

Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 35

Precedent All-Stock Transactions

Announced	Merger Parties	
2011	Frontier Oil Corp	Holly Corp
2010	Whitney Holding Corp	Hancock Holding Co
2010	NSTAR Inc	Northeast Utilities
2010	Penn Virginia GP Holdings LP	Penn Virginia Resource
2010	Inergy Holdings LP	Inergy LP
2010	Continental Airlines Inc	UAL Corp
2010	Mirant Corp	RRI Energy Inc
2010	FNX Mining	Quadra Mining
2009	The Black & Decker Corp	The Stanley Works
2009	Foundation Coal Holdings Inc	Alpha Natural Resources Inc
2009	Atlas Energy Resources LLC	Atlas America Inc
2009	Metavante Technologies Inc	Fidelity National Info Services Inc
2008	Northwest Airlines Corp	Delta Air Lines Inc
2007	Hanover Compressor Co	Universal Compression Holdings
2007	Abitibi-Consolidated Inc	Bowater Inc
2006	Agere Systems Inc	LSI Logic Corp
2006	Cambior Inc	IAMGOLD Corp
2006	Glamis Gold Ltd	Goldcorp Inc
2006	EuroZinc Mining Corp	Lundin Mining Corp

Announced	Merger Parties	
2006	Peoples Energy Corp	WPS Resources Corp
2005	Viking Energy Royalty Trust	Harvest Energy Trust
2005	Acclaim Energy Trust	StarPoint Energy Trust
2005	SpectraSite Inc	American Tower Corp
2005	Great Lakes Chemical Corp	Crompton Corp
2004	Wheaton River Minerals Ltd	Goldcorp Inc
2004	Kaneb Pipe Line Partners LP	Valero LP
2004	Varco International Inc	National-Oilwell Inc
2004	Apogent Technologies Inc	Fisher Scientific Intl Inc
2004	GreenPoint Financial Corp	North Fork Bancorp
2004	ChipPAC Inc	ST Assembly Test Services Ltd
2004	Union Planters Corp	Regions Financial Corp
2003	Moore Wallace Inc	RR Donnelley & Sons Co
2003	Biogen Inc	IDEC Pharmaceuticals Corp
2002	Alberta Energy Co Ltd	PanCanadian Energy Corp
2001	Westvaco Corp	Mead Corp
2001	Marine Drilling Cos	Pride International Inc
2001	UTI Energy Corp	Patterson Energy Inc

Note: Represents all-stock M&A transactions from 1/1/2001 to 9/30/2011 with North American targets, transaction value between $1B and $10B, and target pro forma ownership between 40% and 60%.
Source: Thomson SDC

MARTIN MARIETTA MATERIALS
36

Cautionary Note Regarding Forward-Looking Statements

This presentation may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this presentation, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

M A R T I N M A R I E T T A M A T E R I A L S 37

Important Additional Information

This presentation relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PROXY STATEMENT AND THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, its directors and executive officers and the individuals referenced in the Registration Statement to be nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement or the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, or will be available in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta files with the SEC in connection with the foregoing matters, as applicable.

Martin Marietta anticipates that some divestitures may be required in connection with the regulatory approval process. The financials shown in this presentation reflect the combined operations of Martin Marietta and Vulcan, but do not reflect the impact of any divestitures that may be necessary.

A R T I N M A R I E T T A M A T E R I A L S 38